Exhibit 23.1

Consent of Independent Auditors

The Board of Directors

General Partner and Limited Partners of Lehigh Gas Partners LP:

We consent to the incorporation by reference in the registration statement (No. 333-192035) on Form S-3 and the registration statement (No. 333-184651) on Form S-8 of Lehigh Gas Partners LP of our report dated September 10, 2013, except for note 13, which is as of July 8, 2014, with respect to the consolidated balance sheets of Petroleum Marketers, Incorporated and its subsidiaries as of June 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended, which report appears in the Form 8-K/A of Lehigh Gas Partners LP dated July 8, 2014.

/s/ KPMG LLP

Roanoke, Virginia

July 8, 2014